Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor					Predecessor
(in thousands)	For the Nine Months Ended September 30, 2014	2013	Year Ended December 31, 2012	2011	August 4, 2010 through December 31, 2010	January 1, 2010 through August 3, 2010	Year Ended December 31, 2009
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investments	$(131,517)	$(213,249)	$(567,322)	$(139,272)	$(14,141)	$16,054	$72,670
Add: Fixed charges	183,172	225,551	222,058	134,026	33,283	18,132	29,800
Less: Non-controlling interest in pre-tax income	(529)	(1,156)	(1,358)	(1,269)	(390)	(775)	(812)

Total earnings	$51,126	$11,146	$(346,622)	$(6,515)	$18,752	$33,411	$101,658

Fixed Charges:
Interest expense	$160,965	$209,350	$185,871	$123,545	$31,109	$14,693	$23,125
Write-off of deferred financing costs	10,062	818	18,580	2,684	—	—	—
Estimated interest portion within rental expense	12,145	15,383	17,607	7,797	2,174	3,439	6,675

Total fixed charges	$183,172	$225,551	$222,058	$134,026	$33,283	$18,132	$29,800

Ratio of earnings to fixed charges (1)	—	—	—	—	—	1.8x	3.4x

(1)

Earnings were insufficient to cover fixed charges by $214.4 million, $568.7 million, $140.5 million, and $14.5 million, respectively, for the years ended December 31, 2013, 2012, 2011 and for the period from August 4, 2010 through December 31, 2010. For the nine months ended September 30, 2014 our earnings were insufficient to cover our fixed charges by $132.0 million.